SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2015

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement regarding discloseable transaction in relation to the disposal of telecommunications towers and related assets, dated October 14, 2015.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

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•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business, or the CDMA Business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit; and

•	implementation of a value-added tax to replace the business tax in the PRC.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: October 16, 2015	By:	/s/ Yang Jie
		Name:	Yang Jie
		Title:	President and Chief Operating Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

DISCLOSEABLE TRANSACTION

IN RELATION TO THE DISPOSAL OF

TELECOMMUNICATIONS TOWERS AND RELATED ASSETS

Financial advisor to China Telecom Corporation Limited

DISPOSAL OF THE ASSETS

The Board announces that on 14 October 2015, the Company entered into the Transfer Agreement with (i) China Mobile Communication Company Limited and related subsidiaries (together, “China Mobile”); (ii) China United Network Communications Corporation Limited (“CUCL”) and Unicom New Horizon Telecommunications Company Limited (“New Horizon”, together with CUCL, “China Unicom”, and together with China Mobile and the Company, the “Sellers”); (iii) China Reform Holding Company Limited (“CRHC”); and (iv) China Tower Corporation Limited (“China Tower”).

Under the Transfer Agreement, (i) the Company will sell certain telecommunications towers and related assets and inject cash to China Tower in return for new shares issued by China Tower; (ii) China Mobile and China Unicom will also sell certain telecommunications towers and related assets to China Tower in return for new shares issued by China Tower and for cash; and (iii) CRHC will make cash subscription for new shares issued by China Tower, each in accordance with the terms of the Transfer Agreement.

China Tower was jointly established by the Company, China Mobile Communication Company Limited and CUCL in 2014 to, among other things, reduce duplication and redundant construction of telecommunications towers and related telecommunications infrastructure in the telecommunications industry in the PRC.

The Company understands from China Tower and China Telecommunications Corporation (“Parent”), the controlling shareholder of the Company that China Tower will also acquire certain telecommunication tower assets from the Parent in cash.

The consideration payable by China Tower for the Assets will be settled by way of an allotment and issue of new shares (not exceeding 37,472,990,000 shares) in China Tower at an issue price of RMB1 per share. The aggregate subscription price of the such new shares will be equivalent to the aggregate amount of the Final Asset Value and the Cash Consideration. The Company will fund the Cash Consideration by using its internal cash resources.

Following completion of the cash injection by the Company, the sale of assets by the Company, China Mobile, China Unicom to China Tower and the subscription of new shares in China Tower by CRHC as described above (the “Transaction”), the Company, China Mobile, China Unicom and CRHC will respectively own approximately 27.9%, 38.0%, 28.1% and 6.0% of the issued share capital of China Tower.

The Company has undertaken to China Tower to operate, manage, repair and maintain the Assets pursuant to its usual practice, provide assistance to China Tower for the purpose of delivery of the Assets, notify China Tower of any changes in the Assets and not to dispose of the Assets without the prior written consent of China Tower prior to the Completion Date and the delivery of the Assets.

The Company intends to lease the Assets from China Tower following completion of the Transaction. The Company and China Tower are in the process of finalising the terms of such lease, in particular, the service charges payable by the Company. To ensure there are no interruptions in the operations of the Sellers, China Tower has undertaken to allow the Sellers to use the Assets following completion of the Transaction notwithstanding that the terms of the lease have not been finalised. The Company will pay any service charges for the lease of the Assets accrued from the Completion Date after the Company and China Tower have finalised the pricing of the service charges. The Company will make an announcement upon the lease being entered into between the Company and China Tower as appropriate in accordance with the Listing Rules.

From 1 January 2015, the Sellers and their subsidiaries in principle will no longer construct basic ancillary facilities such as towers as well as indoor distribution systems for key places used for public transportation such as subway, railway, highway, airport and stations, large venues and commercial and residential buildings shared by multiple owners, and buildings for party or government organisations.

Completion of the Transaction is conditional upon the satisfaction (or, if applicable, waiver) of certain conditions as described below. Subject to the satisfaction (or, if applicable, waiver) of such conditions, completion of the Transaction is expected to take place on 31 October 2015.

The Company expects that the proposed transfer of telecommunications towers and related assets by the Company, China Mobile and China Unicom will take place at the same time on the Completion Date.

LISTING RULES IMPLICATIONS

The Transaction constitutes a discloseable transaction under Chapter 14 of the Listing Rules and is subject to the reporting and announcement requirements but exempted from the shareholders’ approval requirement under Chapter 14 of the Listing Rules.

WARNING

Shareholders, holders of ADSs and potential investors in the Company should note that the Transaction is subject to the satisfaction (or, if applicable, waiver) of certain conditions as described below. Accordingly, there is no assurance that the Transaction will be completed. Shareholders, holders of ADSs and potential investors in the Company should exercise caution when dealing in the Shares, ADSs or other securities of the Company.

1.	INTRODUCTION

The Company refers to the announcement made by the Company on 11 July 2014 relating to the joint establishment of China Tower by the Company, China Mobile Communication Company Limited (a subsidiary of China Mobile Limited) and China Unicom (Hong Kong) Limited (through CUCL) to, among other things, reduce duplication and redundant construction of telecommunications towers and related telecommunications infrastructure in the telecommunications industry in the PRC.

This announcement is made pursuant to Rule 13.09(2)(a) of the Listing Rules and the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

2.	DISPOSAL OF THE ASSETS

The Board announces that on 14 October 2015, the Company entered into the Transfer Agreement with (i) China Mobile Communication Company Limited and related subsidiaries (together, “China Mobile”); (ii) China United Network Communications Corporation Limited (“CUCL”) and Unicom New Horizon Telecommunications Company Limited (“New Horizon”, together with CUCL, “China Unicom”, and together with China Mobile and the Company, the “Sellers”); (iii) China Reform Holding Company Limited (“CRHC”); and (iv) China Tower Corporation Limited (“China Tower”).

Under the Transfer Agreement, (i) the Company will sell certain telecommunications towers and related assets and inject cash to China Tower in return for new shares issued by China Tower; (ii) China Mobile and China Unicom will also sell certain telecommunications towers and related assets to China Tower in return for new shares issued by China Tower and for cash; and (iii) CRHC will make cash subscription for new shares issued by China Tower, each in accordance with the terms of the Transfer Agreement.

The Company understands from China Tower and China Telecommunications Corporation, the controlling shareholder of the Company that China Tower will also acquire certain telecommunication tower assets from the Parent in cash.

The principal terms of the Transfer Agreement in relation to the Company are set out below.

(a)	Assets to be transferred to China Tower

Pursuant to the Transfer Agreement, the assets to be transferred by the Company to China Tower comprise:

(i)	two batches of telecommunications towers, base station control rooms, ancillary facilities, construction-in-progress, construction materials, long-term deferred prepaid expenses and accounts payable owned by the Company, which have been appraised as at 31 October 2014 and 31 March 2015, respectively, as set out in detail in the asset appraisal report prepared by the Appraiser (report number (1286-2 in 2015) (the “Asset Appraisal Report”)); and

(ii)	any assets which fall within the scope of the assets set out in the Asset Appraisal Report and which are acquired by the Company between 1 April 2015 and the Completion Date (both dates inclusive) (the “Newly Included Assets”).

The appraised value and the book value of the Assets are set out below:

	Appraised Value(1)	Book Value(2)
Assets	RMB34.342 billion	RMB29.210 billion
	(approximately HK$42.092 billion)	(approximately HK$35.802 billion)

Notes:

(1)	The aggregate of the appraised value of the first batch of the Assets as at 31 October 2014 and the appraised value of the second batch of the Assets as at 31 March 2015 as set out in the Asset Appraisal Report.
(2)	The aggregate of the book value of the first batch of the Assets as at 31 October 2014 and the book value of the second batch of the Assets as at 31 March 2015 as set out in the unaudited management accounts of the Company.

In the Asset Appraisal Report, replacement cost method was adopted to arrive at the aggregate appraised value of the Assets (i.e. the appraised value of the first batch of the Assets as at 31 October 2014 and the appraised value of the second batch of the Assets as at 31 March 2015).

(b)	Consideration

(i)	Determination of the Final Asset Value

The final value of the Assets (the “Final Asset Value”) will be an amount determined as follows:

Consideration equals (1)	appraised value of the Assets
Less (2)	amortisation and depreciation of the Assets for the period commencing from the relevant reference date to the Completion Date based on the appraised value and the remaining useful life of the Assets
Less (3)	the value of the excluded Assets
Add (4)	the value of the Newly Included Assets

The appraised value of the Assets will be determined by the ascertained appraisal value of the Assets filed under the PRC laws and regulations. Amortisation and depreciation will be calculated based on the remaining useful life and appraised value in the Asset Appraisal Report. The “value of the excluded Assets” refers to, with respect to the Assets, the appraised value of the assets which are inventory losses, obsolete or excluded as agreed between the parties, recovered receivables and construction-in-progress transferred to fixed assets. The “value of Newly Included Assets” refers to, with respect to the Assets, the book value of the Newly Included Assets and the appraised value of the settled liabilities. The book value of the Assets will be the book value as at the Completion Date. Any unascertained book value of the asset inventory surplus will be determined by reference to the book value of similar assets.

The formula above was determined after arm’s length negotiations between the Company and China Tower with reference to the appraised value of the Assets.

The Final Asset Value will be determined on the date of the Closing Confirmation Letter (which shall be within 30 days following the Completion Date (or such other date as agreed by the Sellers and China Tower) (the “Consideration Confirmation Date”).

(ii)	The Cash Consideration

The Cash Consideration will be paid by the Company to China Tower within 30 days following the Consideration Confirmation Date. The Company will fund the Cash Consideration by using its internal cash resource.

(iii)	Payment of consideration

The consideration payable by China Tower for the Assets will be settled by way of an allotment and issue of new shares (not exceeding 37,472,990,000 shares) in China Tower at an issue price of RMB1 per share. The aggregate subscription price of the shares and the number of shares that China Tower will issue to the Company will be equivalent to the aggregate amount of the Final Asset Value and the Cash Consideration.

The Consideration Shares will be allotted and issued to the Company within 30 days following the Consideration Confirmation Date.

Following completion of the Transaction, the Company, China Mobile, China Unicom and CRHC will respectively own approximately 27.9%, 38.0%, 28.1% and 6.0% of the share capital of China Tower.

The Company expects that the proposed transfer of telecommunications towers and related assets by the Company, China Mobile and China Unicom will take place at the same time on the Completion Date.

(c)	Conditions to Completion

Completion of the Transaction is conditional upon the following conditions being satisfied (or, if applicable, waived):

(1)	the representations and warranties given by each of the Sellers in the Transfer Agreement remaining true, accurate, complete and not misleading, false or contain any omission in any material respect;

(2)	each of the Sellers having approved the Transaction in accordance with its constitutional documents, China Unicom (HK) and China United Network Communications Ltd. having both obtained shareholders’ approvals for the Transaction;

(3)	CRHC having approved the Transaction in accordance with its constitutional documents;

(4)	China Tower having approved the Transaction in accordance with its constitutional documents; and

(5)	all filings, approvals, authorisations and consents in connection with the Transaction having been obtained from the relevant governmental and regulatory authorities in the PRC.

The conditions set out in paragraphs (1) to (2) above are conditions to be satisfied by each of the Sellers and the conditions set out in paragraphs (3) and (4) are conditions to be satisfied by CRHC and China Tower respectively. The condition set out in paragraph (5) shall be satisfied jointly by the parties to the Transfer Agreement.

Each of the Sellers and China Tower shall procure the satisfaction of the above conditions as soon as practicable before 31 October 2015 or such later date as the parties may agree (the “Completion Date”).

(d)	Other Key Terms of the Transaction

(1)	Pre-Completion Undertakings

The Company has undertaken to China Tower to operate, manage, repair and maintain the Assets pursuant to its usual practice, provide assistance to China Tower for the purpose of delivery of the Assets, notify China Tower of any changes in the Assets and not to dispose of the Assets without the prior written consent of China Tower prior to the Completion Date and the delivery of the Assets.

(2)	Delivery and Post-Completion Arrangement

The Sellers and China Tower will complete the delivery of the Assets within 30 days following the Completion Date (or such other date as agreed by each party). Each party will implement the relevant transitional arrangements pursuant to the Transfer Agreement during the period commencing from the Completion Date to the date when the construction and modification of the dynamic environment monitoring system has been completed (which is expected to be on 30 June 2016) (the “Transitional Period”), and establish a joint working committee to ensure the smooth transition of the operation of the Assets.

The Company intends to lease the Assets from China Tower following completion of the Transaction. The Company and China Tower are in the process of finalising the terms of such lease, in particular, the service charges payable by the Company. To ensure there are no interruptions in the operations of the Sellers, China Tower has undertaken to allow the Sellers to use the Assets following completion of the Transaction notwithstanding that the terms of the lease have not been finalised. The Company will pay any service charges for the lease of the Assets accrued from the Completion Date after the Company and China Tower have finalised the pricing of the service charges. The Company will make an announcement upon the lease being entered into between the Company and China Tower as appropriate in accordance with the Listing Rules.

(3)	Other Undertaking

From 1 January 2015, the Sellers and their subsidiaries in principle will no longer construct basic ancillary facilities such as towers as well as indoor distribution systems for key places used for public transportation such as subway, railway, highway, airport and stations, large venues and commercial and residential buildings shared by multiple owners, and buildings for party or government organisations.

3.	FINANCIAL EFFECT OF THE TRANSACTION

The Company is expected to have a gain before expenses and taxes arising from the disposal of the Assets of approximately RMB5.132 billion (approximately HK$6.290 billion) which is calculated based on the surplus of the appraised value of the tower assets over its net book value at valuation dates. As the Company expects to own 27.9% of the share capital of China Tower after disposal of Assets to China Tower, only 72.1% of the aforesaid gain will be recognised upon completion of the Transaction and the remaining 27.9% of the aforesaid gain will need to be deferred over the remaining useful life of the Assets.

The gain expected to be recognised in the statement of comprehensive income of the Company could be different from the estimated gain disclosed above due to, among others, the taxes to be incurred on the Transaction, finalisation of the amount of the Consideration, change in net asset value of the Assets from the reference date to the Completion Date, and the fact that the scope of the Newly Included Assets will be determined by the Company and China Tower after signing of the Transfer Agreement and before the Completion Date.

4.	REASONS AND BENEFITS FOR THE TRANSACTION

The Directors are of the view that the Transaction are on normal commercial terms and in the ordinary and usual course of business of the Company and the terms of the Transaction are fair and reasonable and in the interests of the Company and the Shareholders as a whole for the following reasons:

(a)	The disposal will further enhance the tower sharing to be facilitated by China Tower;

(b)	Tower sharing will enhance quick and effective 4G network roll-out to enhance time-to-market and capex saving by the Company;

(c)	The Company is expected to have a gain on the disposal of the Assets;

(d)	The Company expects to benefit from the synergy of sharing tower assets, the benefit of scale and policy support for China Tower. It is expected that the unit rental of the Assets charged by China Tower would reduce as tenancy ratio progressively improves in the future; and

(e)	As one of the major shareholders of China Tower, the Company expects to benefit from China Tower’s future earnings and value enhancement.

5.	LISTING RULES IMPLICATIONS

As the highest of the applicable percentage ratios under the Listing Rules in respect of the Transaction is more than 5% but less than 25%, the Transaction constitutes a discloseable transaction for the Company and is subject to the reporting and announcement requirements but exempted from the shareholders’ approval requirement under Chapter 14 of the Listing Rules.

6.	INFORMATION ON THE COMPANY

China Telecom Corporation Limited , a joint stock limited company, listed on the main board of the Hong Kong Stock Exchange, and the New York Stock Exchange incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes basic telecommunications businesses such as the provision of fixed telecommunications services and mobile telecommunications services, and value-added telecommunications businesses such as Internet connection services business and information service business.

7.	GENERAL INFORMATION ON CHINA TOWER, CHINA MOBILE, CHINA UNICOM AND CRHC

China Tower is a joint stock company established under PRC laws on 15 July 2014 with a registered capital of RMB10 billion. The business scope of China Tower covers (a) construction, maintenance and operation of telecommunications towers, (b) construction, maintenance and operation of ancillary facilities including base station control rooms, power suppliers, air conditioning and interior distribution system and (c) providing outsourcing services for base station equipment maintenance. As at the date of this announcement, China Tower is owned by the Company as to 29.9%, China Mobile Communication Company Limited (a subsidiary of China Mobile Limited) as to 40.0% and CUCL as to 30.1%. Following completion of the Transaction, China Tower will be owned by the Company as to approximately 27.9%, China Mobile Communication Company Limited as to 38.0%, China Unicom as to 28.1% and CRHC as to 6.0%.

China Mobile is a mobile services provider in the PRC, which operates nationwide mobile telecommunications networks in mainland China and in Hong Kong. China Mobile is a wholly-owned subsidiary of China Mobile Limited which provides services through a network and business coordination centre in the PRC.

CUCL is a limited liability company incorporated on 21 April 2000 under the laws of the PRC and is a wholly-owned subsidiary of China Unicom (HK). New Horizon is a limited liability company incorporated under the laws of the PRC and a wholly-owned subsidiary of CUCL. New Horizon’s scope of business includes the maintenance, management, transformation and development of network facilities and providing technical advice. It owns telecommunications network assets located in 21 provinces and cities in Southern China.

Through CUCL and its other subsidiaries, China Unicom (HK) provides a full range of telecommunications services in the PRC, including mobile broadband, fixed-line broadband, mobile voice, fixed-line local assess, information communication technology, data communications and other related value-added services.

CRHC is a state-owned assets management company owned by SASAC, with the aim to facilitate SASAC in optimising the allocation of state-owned assets in line with the State Council’s strategy. CRHC as a market-based platform is primarily engaged in the operation and management of state-owned assets.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, China Mobile, China Unicom, China Tower, CRHC and their ultimate beneficial owners are third parties independent of the Company and are not connected persons under the Listing Rules.

8.	GENERAL

Mr. Zhang Jiping and Sun Kangmin, directors of the Company, have voluntarily abstained from voting in the Board meeting in relation to this Transaction on 14 October 2015 as they are chairman of the supervisory committee of China Tower and director of China Tower respectively.

9.	WARNING

Shareholders, holders of ADSs and potential investors in the Company should note that the Transaction is subject to the satisfaction (or, if applicable, waiver) of certain conditions as described below. Accordingly, there is no assurance that the Transaction will be completed. Shareholders, holders of ADSs and potential investors in the Company should exercise caution when dealing in the Shares, ADSs or other securities of the Company.

10.	DEFINITIONS

In this announcement, save as the context otherwise requires, the defined terms have the following meanings:

“ADSs”	American Depositary Shares which are issued by The Bank of New York Mellon acting in its capacity as depositary and traded on the New York Stock Exchange, each representing ownership of 100 H Shares

“Appraiser”	China Enterprise Appraisals , a qualified appraiser in the PRC which is independent of the Company and China Tower

“Assets”	details of the assets are set out in paragraph 2(a)(i) and (ii) of this announcement

“Asset Appraisal Report”	the asset appraisal report prepared by the Appraiser (report number (1286- 2) in 2015) which set out in detail the Assets owned by the Company

“Board”	the board of directors of the Company

“Cash Consideration”	the amount of cash that the Company will contribute to China Tower to subscribe for new shares to be issued by China Tower to the Company which amount shall be equal to 27.9% of the enlarged issued share capital of China Tower upon completion of the Transaction minus (i) the amount of the Final Asset Value minus (ii) the amount of existing issued share capital of RMB2.99 billion held by the Company in China Tower

“connected person”	has the meaning given to it in the Listing Rules

“China Mobile”	China Mobile Communication Company Limited and its related subsidiaries who are parties to the Transfer Agreement

“China Tower”	(China Tower Corporation Limited) (formerly known as (China Communications Facilities Services Corporation Limited)), a joint stock limited company established under PRC laws. Its registered number is 100000000045096 and its registered capital is RMB10 billion. Its registered address is at 19th floor, 73 Fucheng Road, Beijing and its legal representative is Liu Aili. As at the date of this announcement, China Tower is owned by the Company as to 29.9%, China Mobile Communication Company Limited (a subsidiary of China Mobile Limited) as to 40.0% and CUCL as to 30.1%

“China Unicom”	CUCL and New Horizon

“China Unicom (HK)”	China Unicom (Hong Kong) Limited , a company incorporated under the laws of Hong Kong with limited liability and whose shares and ADSs are listed on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively

“Closing Confirmation Letter”	A letter of confirmation to be signed by the Sellers, CRHC and China Tower

“Company”	China Telecom Corporation Limited , a joint stock limited company, listed on the main board of the Hong Kong Stock Exchange, and the New York Stock Exchange incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes basic telecommunications businesses such as the provision of fixed telecommunications services and mobile telecommunications services, and value-added telecommunications businesses such as Internet connection services business and information service business

“Completion Date”	31 October 2015 or such later date as the parties to the Transfer Agreement may agree

“Consideration Confirmation Date”	the date of the Closing Confirmation Letter

“Consideration Shares”	The shares to be allotted and issued by China Tower to the Company at an issue price of RMB1 per share

“CRHC”	China Reform Holding Company Limited , a state-owned asset management company owned by SASAC

“CUCL”	China United Network Communications Corporation Limited , a foreign-invested enterprise established under the laws of the PRC and a wholly-owned subsidiary of China Unicom (HK)

“Directors”	the directors of the Company

“Final Asset Value”	the final value of the Assets

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	The Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“New Horizon”	Unicom New Horizon Telecommunications Company Limited , a company incorporated under the laws of the PRC with limited liability, a wholly-owned subsidiary of CUCL and an indirectly wholly-owned subsidiary of China Unicom (HK)

“Newly Included Assets”	any assets which fall within the scope of the Assets included in the Asset Appraisal Report and which are owned by the Company between 1 April 2015 and the Completion Date (both dates inclusive)

“PRC” or “China”	the People’s Republic of China, but for the purpose of this announcement and for geographical reference only, references in this announcement to “China” and the “PRC” do not include Taiwan, the Macau Special Administrative Region and Hong Kong

“Parent”	China Telecommunications Corporation

“RMB”	Renminbi, the lawful currency of the PRC

“SASAC”	State-owned Assets Supervision and Administration Commission of the State Council

“Sellers”	China Unicom, China Mobile and the Company

“Shares”	ordinary shares in the capital of the Company

“Shareholders”	the shareholders of the Company

“Transaction”	the proposed transfer of the Assets and injection of cash by the Company to China Tower, the proposed transfer of telecommunications towers and related assets by China Mobile and China Unicom to China Tower and the proposed cash subscription by CRHC to China Tower, each in return for new shares, issued by China Tower pursuant to the Transfer Agreement

“Transfer Agreement”	the Transfer Agreement dated 14 October 2015 entered into by the Company and, among others, China Tower in relation to the Transaction

“Transitional Period”	the period commencing from the Completion Date to the date when the construction and modification of the dynamic environment monitoring system has been completed (which is expected to be on 30 June 2016)

This announcement contains translations between Renminbi and Hong Kong dollar amounts at RMB0.81587 = HK$1, being the exchange rate prevailing on 13 October 2015. The translations should not be taken as a representation that the Renminbi could actually be converted into Hong Kong dollars at that rate or at all.

By order of the Board
China Telecom Corporation Limited
Yung Shun Loy, Jacky Company Secretary

Hong Kong, 14 October 2015

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board consists of Mr. Yang Jie as the president and chief operating officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Zhu Wei as the non-executive director, and Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming as the independent non-executive directors.